

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Via E-mail
Mr. Thomas P. Chambers
Executive Vice President and CFO
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard
Suite 100
Houston, Texas  77056-4400

> **Re:    Apache Corporation**
> **Form 10-K for Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-4300**

Dear Mr. Chambers:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Approval of an amendment to the Company's Restated Certificate of Incorporation to authorize additional common stock, page 70; and, Approval of an amendment to the Company's Restated Certificate of Incorporation to authorize additional preferred stock, page 72

1.    Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common or preferred stock for any purpose, including future acquisitions and/or financings.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly authorized shares of common or preferred stock.

2.    In addition, please provide the information required by Items 11, 13 and 14 of Schedule

14A or indicate why such disclosure would not be required. For more information, please see Note to Schedule 14A.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Non-GAAP Measures, page 53

Adjusted Earnings, page 54

3.      We note that you have presented the non-GAAP measure "adjusted earnings per share" here and in connection with your quarterly earnings release. Please note that non-GAAP per share performance measures should be reconciled to GAAP-basis earnings per share. Please revise to provide this type of reconciliation in Exchange Act filings and with other public disclosures of this measure. For additional guidance, refer to Question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Capital Resources and Liquidity, page 55

Sources and Uses of Cash, page 57

4.      We note that your total outstanding debt balance increased from $5.1 billion at December 31, 2009 to $8.1 billion at December 31, 2010, primarily in relation to properties acquired during 2010. Please tell us how the disclosure within this section of your filing addresses the potential impact of the increase in your debt balance on your overall liquidity position. For example, remarks attributed to you in a transcript of your conference call on February 17, 2011 indicate that you have established a capital budget that will enable you to reduce your debt balance in 2011 and that you intend to supplement your debt reduction efforts through approximately $1 billion of property sales in 2011. Your response should tell us how your disclosure explains the impact of this change to your capital position on management's approach to ensuring that you have sufficient cash on hand to meet your obligations and to fund significant projects. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Exhibit 32 – Section 906 Certifications

5.      We note that the certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act make reference to your Form 10-K for the period ending December 31, 2009 (i.e., rather than the period ending December 31, 2010). Please revise. Please note that a full amendment must be filed in connection with revisions to correct deficiencies in Section 906 certifications furnished with Exchange Act filings.

**Engineering Comments**

Business, page 1

Proved Undeveloped Reserves, page 17

6.      We note the increase of your year-end 2010 proved undeveloped reserves and the statement, "This increase was, in part, due to our 2010 acquisitions described above." Item 1203(b) of Regulation S-K requires that you disclose material changes in proved undeveloped reserves that occurred during the year, including – but not limited to - proved undeveloped reserves converted into proved developed reserves.  Please expand this to disclose the figures for material changes to your PUD reserves due to extensions and discoveries, acquisition/divestiture, revision and improved recovery.

7.      Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves.  You state that you converted about 9% (64 MMBOE of 731 MMBOE) of your 2009 PUD reserves to proved developed reserves in 2010.  Your conversion rate for 2008 PUD reserves during 2009 was about 6%.  In light of your conversion history, please explain to us how you will comply with Rule 4-10.  We may have further comment.

8.      We note your statement, "At year-end 2010, no material amounts of PUD reserves remain undeveloped for five years or more after they were initially disclosed as PUD reserves."  Please tell us the figures, if any, for PUD reserves that are scheduled to be developed beyond five years after booking.

Risk Factors, page 21

Crude oil and natural gas reserves are estimates, and actual recoveries may vary significantly, page 28

9.      We note your statement, "There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their value, including factors that are beyond our control." as well as several items that affect reserve estimates.   Please expand this to discuss/disclose estimate parameters that are under your control, e.g. hydrocarbons in place, recovery efficiency.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Julimar and Brunello Field Discoveries Development/Wheatstone LNG Project, page 40

10.      We note your statement, "The [Wheatstone] project Final Investment Decision (FID) is scheduled for 2011, with first LNG projected in 2016."  Please tell us if you have booked

proved reserves for this project.  Note that the adoption of a development plan and the associated PUD reserve booking require a final investment decision.  You may refer to Question 131.04 of our Compliance and Disclosure Interpretations: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

## Notes to Consolidated Financial Statements, Page F-8

## Oil and Gas Reserve Information, page F-56

11.     FASB ASC Paragraph 932-235-50-5 requires appropriate explanation of significant changes to an entity's proved reserves.  Please revise your presentation to explain with reasonable detail the changes to your proved reserves during 2010 due to extensions, discoveries and other additions and due to purchases of minerals-in-place.

12.     Item 1202(a)(6) of Regulation S-K requires registrants disclosing material additions to reserves estimates to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed.  Please revise your presentation to include this discussion.

## Future Net Cash Flows, page F-57

13.     Please explain to us the reasons for your omission of the standardized measure calculation for 2008

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments.  Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director